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     As filed with the Securities and Exchange Commission on June 17, 2002
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     Of the Securities Exchange Act of 1934
                       (AMENDMENT NO. 4 - Final Amendment)

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                               TRENWICK GROUP LTD.
                       (Name of Subject Company -- Issuer)

                               TRENWICK GROUP LTD.
                       (Name of Filing Person -- Offeror)

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          OPTIONS TO PURCHASE COMMON SHARES, PAR VALUE $.10 PER SHARE,
           ISSUED UNDER THE TRENWICK GROUP INC. 1989 STOCK PLAN, THE
          TRENWICK GROUP INC. 1993 STOCK OPTION PLAN, THE CHARTWELL RE
              CORPORATION 1993 STOCK OPTION PLAN, THE CHARTWELL RE
             CORPORATION 1997 OMNIBUS STOCK INCENTIVE PLAN AND THE
           LASALLE RE HOLDINGS LIMITED 1996 LONG-TERM INCENTIVE PLAN
                         (Title of Class of Securities)

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                                 JOHN V. DEL COL
                                    SECRETARY
                               TRENWICK GROUP LTD.
                              CONTINENTAL BUILDING
                                25 CHURCH STREET
                             HAMILTON HM 12, BERMUDA
                             TELEPHONE: 441-292-4985
                             FACSIMILE: 441-292-2656
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

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                                   A COPY TO:
                                JAMES R. CAMERON
                                BAKER & MCKENZIE
                                 805 THIRD AVE.
                            NEW YORK, NEW YORK 10022
                             TELEPHONE: 212-891-3930
                             FACSIMILE: 212-891-3835

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

      This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, dated May 16, 2002, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Tender Offer Statement") filed by Trenwick Group Ltd., a Bermuda corporation ("Trenwick"), relating to the offer by Trenwick to exchange outstanding employee options to purchase its common shares granted under the Trenwick Group Inc. 1989 Stock Plan, the Trenwick Group Inc. 1993 Stock Option Plan, the Chartwell Re Corporation 1993 Stock Option Plan, the Chartwell Re Corporation 1997 Omnibus Stock Incentive Plan and the LaSalle Re Holdings Limited 1996 Long-Term Incentive Plan for new options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange, which was attached to the Tender Offer Statement, as Exhibit 99.2, as amended.

      The Offer expired at 11:59 p.m. Eastern time (U.S.) on June 14, 2002. Trenwick has accepted for exchange Current Options to acquire 1,365,187 common shares.



Item 4. TERMS OF THE TRANSACTION.

      Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

      The Offer under the Trenwick Tender Offer Exchange Program expired at 11:59 P.M. Eastern time (U.S.) on June 14, 2002. Pursuant to the Offer, we accepted for exchange Current Options to acquire 1,365,187 common shares, representing 88% of the options that were eligible to be tendered in the Offer. On the terms and conditions set forth in the Offer, we will grant New Options on or about December 16, 2002 (the first business day at least six months and one day from the Expiration Date). The New Options will be issued with a grant, or exercise price, equal to the closing sale price of the Trenwick common shares on the New York Stock Exchange on the date the New Options are granted and otherwise subject to the terms and conditions of the Offer.

Item 12. EXHIBITS.

      Item 12 to Trenwick's Schedule TO is hereby amended to add the following Exhibit, which is filed with this Amendment No. 4 to Schedule TO:

      99.11 Press Release, dated June 17, 2002 announcing consummation of the Offer.

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

Dated: June 17, 2002

                                        TRENWICK GROUP LTD.

                                        By: /s/ John V. Del Col
                                            -----------------------------------
                                            Name: John V. Del Col
                                            Title: Secretary